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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                               ASA HOLDINGS, INC.
                            (NAME OF SUBJECT COMPANY)

                               ASA HOLDINGS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, PAR VALUE $0.10
                         (TITLE OF CLASS OF SECURITIES)

                                   04338Q 10 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                GEORGE F. PICKETT
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                               ASA HOLDINGS, INC.
                    100 HARTSFIELD CENTRE PARKWAY, SUITE 800
                             ATLANTA, GEORGIA 30354
                                 (404) 766-1400
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
               RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE
                           PERSON(S) FILING STATEMENT)


                                    COPY TO:

                         BENJAMIN F. STAPLETON III, ESQ.
                             JOHN EVANGELAKOS, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000



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        This     Amendment     No.    4    amends    and     supplements     the
Solicitation/Recommendation   Statement   on  Schedule   14D-9  filed  with  the
Securities and Exchange Commission on February 22, 1999, and as subsequently amended (as so amended, the "Schedule 14D-9"), by ASA Holdings, Inc., a Georgia corporation (the "Company"), relating to the offer by Delta Air Lines, Inc., a Delaware corporation, to purchase for cash through its wholly-owned indirect subsidiary Delta Sub, Inc., a Georgia corporation, all of the outstanding common shares, par value $0.10 per share, of the Company. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

        Item 4(b) is hereby amended and supplemented by adding thereto, under the heading "Background; Reasons for the Recommendation of the Board of Directors", the following:

        The Board did not consider an alliance with another major air carrier as a viable option to mitigate the anticipated effects of a renogotiation of the Delta Connection Agreement since the Board understood, among other things, that in light of the concentration of the Company's operations in the Southeastern United States and Atlanta, in particular, such an alliance would not have as high a value to a major carrier that did not have as significant an operating presence in Atlanta as Delta.

        In reaching its conclusions with respect to the Offer and the Merger Agreement, the Board adopted the conclusions reached by Morgan Stanley & Co. Incorporated, the Company's financial advisor, in its opinion to the Board of February 15, 1999. In light of the nature of the Company's business, the Board did not deem net book value or liquidation value to be relevant indicators of the value of the Shares.

        Item 4(b) is hereby further amended and supplemented by deleting the third sentence under the heading "Certain Projections for the Company", and adding in its place the following:

        These Projections were not prepared in accordance with generally accepted accounting principles and the Company's independent accountants have not examined or compiled any of the following Projections or expressed any conclusion or provided any other form of assurance with respect to such Projections. Accordingly, the Company's independent accountants assume no responsibility for such Projections.


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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    ASA HOLDINGS, INC.

                                    By:  /s/ John W. Beiser
                                       ----------------------------------------
                                    Name:   John W. Beiser
                                    Title:  President

Dated:  March 11, 1999